As filed with the Securities and Exchange Commission on March 20, 2012

Registration No. 333-172405

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM F-9

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMERA INCORPORATED

(Exact name of Registrant as specified in its charter)

Nova Scotia, Canada	4911	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification) Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable)

1223 Lower Water St., B-6th Floor

P.O. Box 910

Halifax, Nova Scotia

B3J 2W5

(902) 428-6096

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, New York, NY 10011, (212) 894-8440

(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Stephen D. Aftanas Corporate Secretary Emera Incorporated 1223 Lower Water St., B-6th Floor P.O. Box 910 Halifax, Nova Scotia B3J 2W5 Canada	Robert C. Lando, Esq. Osler, Hoskin & Harcourt LLP 620 Eighth Avenue – 36th Floor New York, New York 10018

Approximate date of commencement of proposed sale of the securities to the public:

The Registrant is hereby amending this Registration Statement to remove from registration all securities previously registered pursuant to this Registration Statement, all of which remain unsold.

Province of Nova Scotia, Canada

(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box):

A. ☒	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)

B. ☐	At some future date (check the appropriate box below):

1. ☐	pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing)
2. ☐	pursuant to Rule 467(b) on at (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on
3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4. ☐	After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf short form prospectus offering procedures, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 amends the Registration Statement (the “Registration Statement”) on Form F-9 (No. 333–172405) filed with the Securities and Exchange Commission (the “Commission”) by Emera Incorporated (the “Registrant”) on February 23, 2011, pertaining to the registration by the Registrant of debt securities, first preferred shares and second preferred shares (the “Securities”) having an aggregate initial offering price of U.S. $507,150,000. The Registrant has not made and no longer intends to make any offers or sales of registered Securities in the United States; therefore, the full aggregate offering amount of U.S. $507,150,000 of the Securities remains unsold. This Post-Effective Amendment No. 1 removes from registration all of the Securities previously registered by the Registration Statement, all of which remain unsold as of the date of this Post-Effective Amendment No. 1.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Province of Nova Scotia, Country of Canada, on the 20th day of March, 2012.

EMERA INCORPORATED

By:	/s/ Judy A. Steele
Name: Judy A. Steele, FCA Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement on Form F-9 has been signed by the following persons in the capacities indicated, on the 20th day of March, 2012.

/s/ Christopher G. Huskilson
Christopher G. Huskilson	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Judy A. Steele
Judy A. Steele, FCA	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*
John T. McLennan	Chairman and Director

*
Robert S. Briggs	Director

*
Thomas W. Buchanan	Director

*
Sylvia D. Chrominska	Director

*
Gail Cook-Bennett	Director

*
Allan L. Edgeworth	Director

James D. Eisenhauer	Director

*
Donald A. Pether	Director

*
Andrea S. Rosen	Director

*
Richard P. Sergel	Director

*
M. Jacqueline Sheppard	Director

*	Pursuant to the Power of Attorney included in the Registrant’s Form F-9 filed with the U.S. Securities and Exchange Commission on February 23, 2011, Christopher G. Huskilson as attorney-in-fact does hereby sign this Post-Effective Amendment No. 1 to the Registration Statement on Form F-9 on behalf of each such Director, in each case in the capacity of Director.

By:	/s/ Christopher G. Huskilson
Name: Christopher G. Huskilson Title: Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 1 to the Registration Statement on Form F-9, solely in the capacity of the duly authorized representative of Emera Incorporated in the United States, in the City of New York, State of New York, on March 20, 2012.

CT Corporation System (Authorized Representative)

By:	/s/ Robert O’Byrne
Name: Robert O’Byrne
Title: Vice President

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